UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the three months ended March 31, 2024

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40- F ◻

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as of March 31, 2024 and for the three months ended March 31, 2024 and 2023.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-258974) filed with the U.S. Securities and Exchange Commission on August 20, 2021; and

●	Registration Statement on Form F-3 (Registration No. 333-267260) filed with the U.S. Securities and Exchange Commission on September 2, 2022.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding: future operating results; the outcome of the Company’s strategies and implementation of the Company’s Energy Transition Plan; fleet expansion and vessel and business acquisitions; future drydocking days, drydocking expenses and anticipated installations of scrubbers and ballast water treatment systems; sufficiency of liquidity and capital resources; anticipated funds and sources of financing for liquidity needs; the Company’s expectations regarding covenants in financing arrangements; the Company’s expectations regarding foreign exchange risk and credit risks; the Company’s expectations regarding the risk and potential effects of inflation; the potential effect of the Israel-Hamas war on the Company’s business, results of operations, financial condition and cash flows; share-based compensation; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancings, the Company’s operating results and capital requirements and the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, or with anticipated installations of scrubbers and ballast water treatment systems; ability to obtain financing and comply with covenants in the Company’s financing arrangements; the strength of world economies and currencies; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements; general domestic and international political conditions; geopolitical conflicts; potential disruption of shipping routes due to accidents, piracy or other events; vessel breakdowns and instances of off-hires; future developments relating to the Russia-Ukraine war (including related sanctions and import bans) or the Israel-Hamas war; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2023, for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 8, 2024	By:	/s/ Bart B. Kelleher
Bart B. Kelleher
Chief Financial Officer

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K (this “Report”) and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2023. The unaudited interim condensed consolidated financial statements included in this Report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as of March 31, 2024 and for the three months ended March 31, 2024 and 2023. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (“dwt”). We provide through our modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. As of March 31, 2024, we had in operation 26 vessels (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 dwt to 49,999 dwt (15 Eco-Design and five Eco-Mod) and six Eco-Design (IMO 2 product / chemical tankers) ranging from 25,000 dwt to 37,800 dwt.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy includes continuing to build our fleet with Eco-design newbuilds or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments. While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity. We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our Energy Transition Plan (“ETP”). The information in our ETP is not incorporated by reference into this Report.

We are an integrated shipping company. All of our 22 owned vessels are technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us. We have a resolute focus on both high-quality service and efficient operations, and we believe that our expenses are very competitive with those of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders and chemical companies. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of March 31, 2024, our fleet consisted of the following 22 owned vessels, excluding four chartered-in vessels.

Vessel Name	Type	dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	S. Korea	MI	Eco-Design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	S. Korea	MI	Eco-Design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	S. Korea	MI	Eco-Design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	S. Korea	MI	Eco-Design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	S. Korea	MI	Eco-Design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	S. Korea	MI	Eco-Design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	S. Korea	MI	Eco-Design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	S. Korea	MI	Eco-Design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	S. Korea	MI	Eco-Design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	S. Korea	MI	Eco-Design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	S. Korea	MI	Eco-Design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	S. Korea	MI	Eco-Design
Ardmore Seafarer	Product	49,999	-	Jun-10	Japan	SG	Eco-Mod
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	S. Korea	MI	Eco-Design
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	S. Korea	MI	Eco-Design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-Design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-Design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-Design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-Design
Total		973,181

SIGNIFICANT DEVELOPMENTS

Capital Allocation Policy, Including Dividends

Consistent with our variable dividend policy of paying out dividends on our shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends, our Board of Directors declared a cash dividend on May 8, 2024, of $0.31 per common share for the quarter ended March 31, 2024. The dividend will be paid on June 14, 2024, to all shareholders of record on May 31, 2024.

Fleet

In April 2024, we delivered the 2010-built Ardmore Seafarer to its buyer and, in a separate transaction, took delivery of the previously announced acquisition of a 2017 Korean-built MR product tanker, the Ardmore Gibraltar.

In February 2024, we provided notice to exercise our purchase options for both the Ardmore Seawolf and Ardmore Seahawk, which are currently under sale-leaseback arrangements.  These vessel purchases are expected to close in June 2024.

Financing

In March 2024, we amended our term loan agreement with ABN AMRO Bank NV and Credit Agricole Investment Bank by converting it entirely to an $88.4 million revolving credit facility.

Geopolitical Conflict

The ongoing Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for our services.

Please see “Item 3. Key Information--Risk Factors” in our Annual Report on Form 20-F for information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects. We use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of operations and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable, as TCE provides meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it allows Ardmore to evaluate its revenue on a consistent basis, regardless of whether Ardmore chooses to employ its vessels on voyage charters or time charters. Our calculation of TCE may not be comparable to that reported by other companies. Net revenues, a non-GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Statements of Operations for the Three Months Ended March 31, 2024 and March 31, 2023

The following table presents our operating results for the three months ended March 31, 2024 and March 31, 2023.

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2024	March 31, 2023	Variance	Variance (%)
Revenue, net	$106,301	118,233	(11,932)	(10%)

Voyage expenses	(30,548)	(36,563)	6,015	16%
Vessel operating expenses	(14,920)	(14,937)	17	0%
Time charter-in
Operating expense component	(2,836)	(2,865)	29	1%
Vessel lease expense component	(2,609)	(2,636)	27	1%
Depreciation	(6,975)	(6,942)	(33)	(0%)
Amortization of deferred drydock expenditures	(756)	(1,007)	251	25%
General and administrative expenses
Corporate	(5,067)	(5,060)	(7)	(0%)
Commercial and chartering	(1,063)	(1,171)	108	9%
Unrealized losses on derivatives	-	(31)	31	(100%)
Interest expense and finance costs	(2,526)	(2,864)	338	12%
Interest income	544	239	305	128%
Net Income before taxes	39,545	44,396	(4,851)	(11%)
Income tax	(79)	(57)	(22)	(39%)
Loss from equity method investments	(229)	(249)	20	0%
Net Income	$39,237	44,090	(4,853)	(11%)
Preferred dividend	(848)	(838)	(10)	(1%)
Net Income attributable to common stockholders	$38,389	43,252	(4,863)	(11%)

Revenue. Revenue for the three months ended March 31, 2024, was $106.3 million, a decrease of $11.9 million from $118.2 million for the three months ended March 31, 2023. Our average number of operating vessels was 26.0 for the three months ended March 31, 2024, as compared to 26.7 for the three months ended March 31, 2023.

We had 2,214 spot revenue days for the three months ended March 31, 2024, as compared to 2,386 for the three months ended March 31, 2023. We had 25 vessels employed directly in the spot market as of March 31, 2024 compared with 26 vessels as of March 31, 2023. Increases in spot rates during the three months ended March 31, 2024 were offset by a decrease in spot revenue days, as a result of scheduled drydocking, resulting in a decrease in revenue of $12.7 million for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023.

We had one product tanker employed under time charter as of March 31, 2024 compared to none as of March 31, 2023. We had 29 revenue days derived from time charters for the three months ended March 31, 2024, as compared to none for the three months ended March 31, 2023. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $0.8 million for the three months ended March 31, 2024.

Voyage Expenses. Voyage expenses were $30.5 million for the three months ended March 31, 2024, a decrease of $6.1 million from $36.6 million for the three months ended March 31, 2023. The overall decrease included a $3.4 million decrease from lower bunker prices and a $2.7 million decrease in port and agency expenses plus commission costs.

TCE Rate. The average TCE rate for our fleet was $34,720 per day for the three months ended March 31, 2024, an increase of $762 per day from $33,958 per day for the three months ended March 31, 2023. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $14.9 million for the three months ended March 31, 2024, consistent with $14.9 million for the three months ended March 31, 2023.

Charter Hire Costs. Total charter hire expenses were $5.4 million for the three months ended March 31, 2024, generally consistent with $5.5 million for the three months ended March 31, 2023. Total charter hire expenses in the first quarter of 2024 were comprised of an operating expense component of $2.8 million and a vessel lease expense component of $2.6 million, consistent with the first quarter of 2023.

Depreciation. Depreciation expense for the three months ended March 31, 2024 was $7.0 million, generally consistent with $6.9 million for the three months ended March 31, 2023.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2024 was $0.8 million, a decrease of $0.2 million from $1.0 million for the three months ended March 31, 2023. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2024 were $5.1 million, consistent with $5.1 million for the three months ended March 31, 2023.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2024 were $1.1 million, generally consistent with $1.2 million for the three months ended March 31, 2023.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended March 31, 2024 were $2.5 million, a decrease of $0.4 million from $2.9 million for the three months ended March 31, 2023. The decrease in costs was primarily due to the conversion of our term loan into a fully revolving facility, with 50% of the term loan being converted to a revolving facility during the three months ended June 30, 2023, and the remaining 50% being converted during the three months ended March 31, 2024. The flexibility of our revolving facilities, with only $23.1 million drawn down as of March 31, 2024, has minimized the impact of the elevated interest rate environment. Amortization of deferred finance fees for the three months ended March 31, 2024 was $0.3 million, consistent with $0.3 million for the three months ended March 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As of March 31, 2024, we had $285.3 million in liquidity available with cash and cash equivalents of $48.6 million (December 31, 2023: $46.8 million) and amounts available and undrawn under our revolving credit facilities of $236.7 million (December 31, 2023: $221.2 million). In April 2024, we paid $34.4 million for the purchase of the Ardmore Gibraltar, in addition to $8.4 million which we previously paid as a deposit. In April 2024, we received $27.1 million for the sale of the Ardmore Seafarer. In June 2024, we intend to pay $41.0 million to complete the purchases of the Ardmore Seawolf and Ardmore Seahawk tankers, which are currently under sale-leaseback arrangements and for which we exercised purchase options in February 2024. We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, quarterly preferred and common stock cash dividends, interest rate swap settlements, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flows, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, finance leases and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 3 (“Debt”) and 4 (“Leases”), respectively, to our unaudited interim condensed consolidated financial statements included in this Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets.  Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of March 31, 2024, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities and certain of our obligations related to finance leases typically require us to make interest payments based on the Secured Overnight Financing Rate (“SOFR”). Continuing high or increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, at times we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. We currently do not have any interest rate swaps in place.

The shares of our Series A Preferred Stock (described in Note 6) accrue cumulative dividends, and so long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on our shares of common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.

CASH FLOW DATA

Cash Flow Data for the Three Months Ended March 31, 2024 and March 31, 2023

CASH FLOW DATA	Three Months Ended
In thousands of U.S. Dollars	March 31, 2024	March 31, 2023
Net cash provided by operating activities	$49,178	56,822
Net cash (used in) investing activities	$(13,449)	(6,182)
Net cash (used in) financing activities	$(33,910)	(48,656)

Cash provided by operating activities

For the three months ended March 31, 2024, net cash provided by operating activities was $49.2 million compared to net cash provided by operating activities of $56.8 million for the three months ended March 31, 2023. Although net income was $39.2 million for the three months ended March 31, 2024 compared with $44.1 million for the three months ended March 31, 2023, the decrease in net cash provided by operating activities was primarily due to an increase in receivables of $4.1 million for the three months ended March 31, 2024 compared to a decrease in receivables of $10.9 million for the three months ended March 31, 2023.

Cash (used in) investing activities

For the three months ended March 31, 2024, net cash used in investing activities was $13.4 million, primarily due to an $8.4 million deposit we paid for the acquisition of a new vessel, and payments for the acquisition of vessels and vessel equipment of $4.8 million. Payments for other non-current assets were $0.2 million. For the three months ended March 31, 2023, net cash provided by investing activities was $6.2 million, primarily due to advances for ballast water and scrubber systems of $2.9 million, payments for vessels and vessel equipment of $2.6 million, as well as payments in relation to equity investments and other non-current assets of $0.8 million.

Cash (used in) financing activities

For the three months ended March 31, 2024, net cash used in financing activities was $33.9 million. Revolver repayments totaled $30.0 million. Proceeds from revolving facilities were $7.9 million, and repayments of long-term debt were $1.6 million. The payment of cash dividends on our shares of common stock was $8.7 million, the dividend payments on shares of our Series A Redeemable Preferred Stock were $0.9 million, and repayments of finance leases were $0.5 million. Payments for deferred finance fees were $0.2 million. For the three months ended March 31, 2023, net cash used in financing activities was $48.7 million. Repayments of debt totaled $29.0 million, the payment of a common stock dividend on our shares of common stock was $18.3 million, the dividend payments on shares of our Series A Redeemable Preferred Stock were $0.9 million, and repayments of finance leases were $0.5 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of March 31, 2024 is as follows:

	For the Years Ending December 31,
	2024(1)	2025	2026	2027
Number of vessels in drydock (excluding in-water surveys)	4	8	2	—

We intend to continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydocking expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

(1)    Nine-month period ending December 31, 2024

Ballast Water Treatment Systems Installation

The installation schedule for ballast water treatment systems on our vessels that were in operation as of March 31, 2024 is as follows:

	For the Years Ending December 31,
	2024(1)	2025	2026	2027
Number of ballast water treatment system installations	2	—	—	—

Ballast water treatment system installations are timed to coincide with the drydocking schedule.

As of March 31, 2024, we had ballast water treatment systems on 20 of our owned vessels, with two installations in progress.

(1)    Nine-month period ending December 31, 2024

Scrubber System Installation

The installation schedule for scrubber systems on our vessels that were in operation as of March 31, 2024 is as follows:

	For the Years Ending December 31,
	2024(1)	2025	2026	2027
Number of scrubber system installations	3	—	—	—

Scrubber system installations are timed to coincide with the drydocking schedule.

As of March 31, 2024, we had scrubber systems on six of our owned vessels, with three installations in progress.

(1)    Nine-month period ending December 31, 2024

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023. There have been no significant changes to these estimates and assumptions during the three months ended March 31, 2024.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydocking, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydocking and repairs coordinated with a focus on measuring cost and quality. Our modern fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets We also periodically consider and monitor the need for fuel hedging to manage the risk associated with the unpredictable and fluctuating nature of the price and supply of fuel.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and British Pound Sterling) and, as a result, there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the three months ended March 31, 2024.

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure when we considered it economically advantageous to do so.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from and expense relating to spot voyage revenue, time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN AMRO and Nordea, and in short-term funds (with a credit risk rating of at least AA) managed by BlackRock, State Street Global Advisors and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As of March 31, 2024, our 26 vessels in operation (including four chartered-in vessels) were employed with 15 different charterers.

Inflation

Since 2022, inflation has been a significant factor in the global economy, and inflationary pressures have resulted in increased operating, voyage (including bunkers) and general and administrative costs. Although inflation has been moderating, inflationary pressures could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Geopolitical Factors

Please see “Significant Developments—Conflicts in Israel and Ukraine” in this Report for information about risks to us and our business relating to the ongoing conflict in Ukraine and the Israel-Hamas war.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As of March 31, 2024 and December 31, 2023

	As of
In thousands of U.S. Dollars, except as indicated	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	48,624	46,805
Receivables, net of allowance for bad debts of $1.7 million (2023: $1.6 million)	60,343	56,234
Prepaid expenses and other assets	5,345	4,348
Advances and deposits	3,055	6,833
Inventories	11,934	12,558
Vessel held for sale	14,583	—
Total current assets	143,884	126,778

Non-current assets
Investments and other assets, net	11,145	11,186
Vessels and vessel equipment, net	511,352	524,044
Deferred drydock expenditures, net	13,580	12,022
Advances for ballast water treatment and scrubber systems	6,293	9,587
Deposit for vessel acquisition	8,405	—
Deferred finance fees, net	3,554	2,835
Operating lease, right-of-use asset	5,921	4,499
Total non-current assets	560,250	564,173

TOTAL ASSETS	704,134	690,951

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	6,212	2,016
Accrued expenses and other liabilities	17,751	18,265
Deferred revenue	1,385	347
Accrued interest on debt and finance leases	847	939
Current portion of long-term debt	—	6,436
Current portion of finance lease obligations	43,155	2,029
Current portion of operating lease obligations	4,399	3,807
Total current liabilities	73,749	33,839

Non-current liabilities
Non-current portion of long-term debt	23,113	39,590
Non-current portion of finance lease obligations	—	41,614
Non-current portion of operating lease obligations	1,332	510
Other non-current liabilities	954	954
Total non-current liabilities	25,399	82,668

TOTAL LIABILITIES	99,148	116,507

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders’ equity
Common stock	436	433
Additional paid in capital	472,040	471,216
Treasury stock	(15,636)	(15,636)
Retained earnings	111,103	81,388
Total stockholders’ equity	567,943	537,401

Total redeemable preferred stock and stockholders’ equity	604,986	574,444

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	704,134	690,951

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For the Three Months Ended March 31, 2024 and March 31, 2023

	Three Months Ended
In thousands of U.S. Dollars except share and per share data	March 31, 2024	March 31, 2023
Revenue, net	106,301	118,233

Voyage expenses	(30,548)	(36,563)
Vessel operating expenses	(14,920)	(14,937)
Time charter-in
Operating expense component	(2,836)	(2,865)
Vessel lease expense component	(2,609)	(2,636)
Depreciation	(6,975)	(6,942)
Amortization of deferred drydock expenditures	(756)	(1,007)
General and administrative expenses
Corporate	(5,067)	(5,060)
Commercial and chartering	(1,063)	(1,171)
Unrealized losses on derivatives	—	(31)
Interest expense and finance costs	(2,526)	(2,864)
Interest income	544	239

Net Income before taxes	39,545	44,396

Income tax	(79)	(57)
Loss from equity method investments	(229)	(249)
Net Income	39,237	44,090

Preferred dividend	(848)	(838)

Net Income attributable to common stockholders	38,389	43,252

Earnings per share, basic	0.93	1.06
Weighted average number of shares outstanding, basic	41,371,887	40,722,735
Earnings per share, diluted	0.92	1.04
Weighted average number of shares outstanding, diluted	41,916,276	41,679,650

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2024 and March 31, 2023

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2024	March 31, 2023
Net Income	39,237	44,090
Other comprehensive income / (loss), net of tax
Net change in unrealized loss on cash flow hedges	—	(723)
Other comprehensive loss net of tax	—	(723)

Comprehensive Income	39,237	43,367

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

For the Three Months Ended March 31, 2024 and March 31, 2023

						Accumulated
	Redeemable Preferred				Additional	other
	Stock		Common Stock		paid in	comprehensive	Treasury	Retained
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	earnings	TOTAL
Balance as of January 1, 2023	41	37,043	40,627	426	468,006	1,468	(15,636)	15,135	469,399
Issue of common stock	—	—	372	4	(4)	—	—	—	—
Share-based compensation	—	—	—	—	729	—	—	—	729
Changes in unrealized losses on cash flow hedges	—	—	—	—	—	(723)	—	—	(723)
Preferred dividend	—	—	—	—	—	—	—	(838)	(838)
Dividend payment	—	—	—	—	—	—	—	(18,286)	(18,286)
Net income	—	—	—	—	—	—	—	44,090	44,090
Balance as of March 31, 2023	41	37,043	40,999	430	468,730	745	(15,636)	40,101	494,370

Balance as of January 1, 2024	41	37,043	41,305	433	471,217	—	(15,636)	81,387	537,401
Issue of common stock	—	—	230	3	(3)	—	—	—	—
Share-based compensation	—	—	—	—	826	—	—	—	826
Preferred dividend	—	—	—	—	—	—	—	(848)	(848)
Dividend payment	—	—	—	—	—	—	—	(8,674)	(8,674)
Net income	—	—	—	—	—	—	—	39,237	39,237
Balance as of March 31, 2024	41	37,043	41,535	436	472,040	—	(15,636)	111,103	567,943

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2024 and 2023

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2024	March 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	39,237	44,090
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,975	6,942
Amortization of deferred drydock expenditures	756	1,007
Share-based compensation	826	729
Amortization of deferred finance fees	260	302
Unrealized losses on derivatives	—	31
Operating lease ROU - lease liability, net	(7)	6
Loss from equity method investments	229	249
Deferred drydock payments	(1,275)	(1,659)
Changes in operating assets and liabilities:
Receivables	(4,111)	10,905
Prepaid expenses and other assets	(997)	(339)
Advances and deposits	3,778	628
Inventories	624	1,181
Accounts payable	3,010	(3,451)
Accrued expenses and other liabilities	(1,074)	(3,126)
Deferred revenue	1,038	(740)
Accrued interest	(91)	67
Net cash provided by operating activities	49,178	56,822

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of vessels and vessel equipment, including deposits	(13,216)	(2,557)
Advances for ballast water treatment and scrubber systems	—	(2,854)
Payments for other non-current assets	(233)	(21)
Payments for equity investments	—	(750)
Net cash (used in) investing activities	(13,449)	(6,182)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities	7,987	—
Repayments of long term debt	(1,678)	(29,041)
Repayments on revolver	(30,000)	—
Repayments of finance leases	(488)	(472)
Payments for deferred finance fees	(200)	—
Payment of common share dividend	(8,674)	(18,286)
Payment of preferred share dividend	(857)	(857)
Net cash (used in) financing activities	(33,910)	(48,656)

Net increase in cash and cash equivalents	1,819	1,984

Cash and cash equivalents at the beginning of the year	46,805	50,569

Cash and cash equivalents at the end of the period	48,624	52,553

Cash paid during the period for interest in respect of debt	1,427	2,408
Cash paid during the period for interest in respect of finance leases	901	932
Cash paid during the period for operating lease liabilities (offices)	178	153
Cash paid during the period for operating lease liabilities (time charter-in contracts)	3,278	4,682
Cash paid during the period for income taxes	—	1
Non-cash financing activity. Non cash conversion from term loan to revolving facility	44,100	—
Non-cash operating activity: ROU / lease liability increase in respect of time-charter extensions	2,450	—
Non-cash financing activity: Accrued preferred dividends	568	559
Non-cash investing activity. Movement in accruals during the period in respect of ballast water treatment systems and scrubber systems	(100)	(212)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2024 and March 31, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As of March 31, 2024, the Company had 22 owned vessels and four chartered-in vessels in operation. The average age of the Company’s owned fleet as of March 31, 2024 was 9.8 years.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of March 31, 2024, ASC had (a) 79 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to a majority of the ASC fleet, (c) one 33.33%-owned joint venture, e1 Marine LLC, which markets and sells Element 1 Corp.’s (“E1”) methanol-to-hydrogen technology to the marine sector, and (d) a 10% equity stake, on a fully diluted basis, in E1.

Ardmore Maritime Services (Asia) Pte, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.       Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements.

Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2023 Annual Report on Form 20-F, filed with the SEC on March 15, 2024. The condensed consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. All intercompany balances and transactions have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2024 and March 31, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.4.    Significant accounting policies

There have been no changes in the Company’s significant accounting policies during the three months ended March 31, 2024 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2023. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2023.

2. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in E1, a developer of advanced hydrogen generation systems used to power fuel cells, in exchange for $4.0 million in cash and $5.3 million through the issuance of the Company’s common shares. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of E1 common stock, which expire on the third anniversary from the date of the investment. The Company’s total investment in E1 amounted to $9.2 million and is allocated to investment in the ordinary shares and warrants based on their relative fair values as of the date of acquisition. The Company holds one board seat out of five, resulting in 20% voting rights and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323, Investments – Equity Method and Joint Ventures (“ASC 323”) and the warrants are being accounted for at their fair value in accordance with FASB Accounting Standards Codification ASC 321, Investments – Equity Securities.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1 and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver hydrogen delivery systems to the marine sector with each joint venture partner owning 33.33% of e1 Marine LLC. The Company accounts for the investments in e1 Marine LLC using the equity method in accordance with ASC 323.

The Company records its share of earnings and losses in these investments on a quarterly basis. The Company recorded an investment of $10.4 million, inclusive of transaction costs (E1 investment of $9.1 million and e1 Marine LLC investment of $1.3 million), which is included in investments and other assets, net in the condensed consolidated balance sheet as of March 31, 2024.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2024 and March 31, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3. Debt

As of March 31, 2024, the Company had three loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 19 vessels as of March 31, 2024. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as of March 31, 2024 and December 31, 2023 were as follows:

	As of
In thousands of U.S. Dollars	March 31, 2024	December 31, 2023
Nordea/SEB Revolving Facility	—	—
ABN/CACIB Joint Bank Facility	—	45,872
ABN/CACIB Revolving Facility	14,194	—
ABN AMRO Revolving Facility	8,919	932
Total debt	23,113	46,804
Deferred finance fees	—	(778)
Net total debt	23,113	46,026
Current portion of long-term debt	—	6,713
Current portion of deferred finance fees	—	(277)
Total current portion of long-term debt	—	6,436
Non-current portion of long-term debt	23,113	39,590

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
In thousands of U.S. Dollars	March 31, 2024
2024(1)	—
2025	8,919
2026	—
2027	14,194
2028	—
23,113

(1) Nine-month period ending December 31, 2024

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2024 and March 31, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3.      Debt (continued)

Nordea / SEB Revolving Facility

On August 5, 2022, 12 of ASC’s subsidiaries entered into a $185 million sustainability-linked revolving credit facility with Nordea Bank AB (publ) (“Nordea”) and Skandinaviska Enskilda Banken AB (publ) (“SEB”) (the “Nordea / SEB Revolving Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels financed under lease arrangements. Interest is calculated at a rate of SOFR plus 2.5%. The revolving facility may be drawn down or repaid with five days’ notice. The revolving credit facility matures in June 2027. As of March 31, 2024, none of the revolving credit facility was drawn down with $156.4 million undrawn.

ABN/CACIB Joint Bank Term Loan and Revolving Credit Facility

On August 5, 2022, seven of ASC’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN AMRO Bank N.V (“ABN AMRO”) and Credit Agricole Corporate and Investment Bank (“CACIB”) (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels financed under lease arrangements. Interest is calculated at SOFR plus 2.5%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final installment. On June 15, 2023, the credit facility was amended to convert 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance, or $49.2 million, continuing as a term loan facility. On March 14, 2024, the credit facility was further amended to convert the entire term loan outstanding balance under the facility into the revolving credit facility. The revolving credit facility matures in August 2027. As of March 31, 2024, $14.2 million of the revolving credit facility was drawn down.

ABN AMRO Revolving Facility

On August 9, 2022, the Company entered into a new sustainability-linked $15 million revolving credit facility with ABN AMRO (the “ABN AMRO Revolving Facility”) to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in August 2025 with further options for extension. As of March 31, 2024, $8.9 million of the revolving credit facility was drawn down, with $6.1 million undrawn.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash. The remaining 40% can include cash and cash equivalents undrawn under the revolving facilities), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of March 31, 2024 was $18.8 million;

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2024 and March 31, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the applicable facility;
●	maintain an adjusted net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in compliance with all of its long-term debt financial covenants as of March 31, 2024 and December 31, 2023.

4.  Leases

As of March 31, 2024, the Company was a party, as the lessee, to one finance lease facility. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facility, which totaled two vessels as of March 31, 2024. ASC has provided a guarantee in respect of the finance lease facility, which guarantee may be called upon following a payment default. The outstanding principal balances on the finance lease facility as of March 31, 2024 and December 31, 2023 were as follows:

	As of
In thousands of U.S. Dollars	March 31, 2024	December 31, 2023
CMBFL / Shandong	52,818	54,237
Finance lease obligations	52,818	54,237
Amounts representing interest and deferred finance fees	(9,663)	(10,594)
Finance lease obligations, net of interest and deferred finance fees	43,155	43,643
Current portion of finance lease obligations	43,809	2,151
Current portion of deferred finance fees	(654)	(122)
Non-current portion of finance lease obligations	—	42,177
Non-current portion of deferred finance fees	—	(563)
Total finance lease obligations, net of deferred finance fees	43,155	43,643

Maturity analysis of the Company’s finance lease facility for each year are as follows:

As of
In thousands of U.S. Dollars	March 31, 2024
2024(1)	52,818
2025	—
2026	—
2027	—
2028 - 2031	—
Finance lease obligations	52,818
Amounts representing interest and deferred finance fees	(9,663)
Finance lease obligations, net of interest and deferred finance fees	43,155

(1) Nine-month period ending December 31, 2024

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2024 and March 31, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases (continued)

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMB Financial Leasing Co., Ltd  (“CMBFL”) / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2026, with options to extend up to 2029. On February 14, 2024 the Company gave notice to exercise its purchase options, for both the Ardmore Seawolf and Ardmore Seahawk, which are currently under sale-leaseback arrangements. The vessel purchases are expected to occur in June 2024.

Finance Leases Financial Covenants

The Company’s existing finance lease facility (as described above) includes financial covenants which are the same, or no more onerous than, the Company’s long-term debt financial covenants described in Note 3. The Company was in compliance with all of its finance lease-related financial covenants as of March 31, 2024 and December 31, 2023.

Long Term Operating Leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and the Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months.  Chartered-in vessels include both lease and non-lease components.  The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessees for the lessor to operate the vessel.  For time charters-in, the Company has elected to separate lease and non-lease components.

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets. The ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.  Lease expense for lease payments is recognized on a straight-line basis over the lease term.

On March 8, 2024, the Company exercised its option to extend the charter-in period for the Hansa Sealeader by an additional 12 months, starting from July 5, 2024. In April 2024, the Company exercised its options to extend the charter-in period for the Hansa Sealifter and Hansa Sealancer by an additional 12 months, starting from August 17, 2024 and September 1, 2024 respectively.

Short Term Lease

The Company entered into a short term lease agreement in September 2023 to charter-in a vessel for a period of 12 months with the option to extend for a further six months. The Company elected the practical expedient of FASB Accounting Standards Codification 842- Leases (“ASC 842”), which allows for leases with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company recognizes the lease costs for all vessel-related operating leases as charter hire expenses, split between lease and non-lease components, on the condensed consolidated statements of operations on a straight-line basis over the lease term. For office operating leases, the Company has elected to combine lease and non-lease components on the condensed consolidated balance sheets.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2024 and March 31, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

5.     Share-based Compensation

Stock appreciation rights (“SARs”)

Changes in the SARs for the three months ended March 31, 2024 are set forth below in full numbers:

		Weighted average
	No. of SARs	exercise price
Balance as of January 1, 2024	176,360	$4.28
SARs granted during the three months ended March 31, 2024	—	—
SARs exercised during the three months ended March 31, 2024	(176,360)	$(4.28)
Balance as of March 31, 2024 (none of which are exercisable or convertible)	-	$-

Restricted stock units (“RSUs”)

Changes in the RSUs for the three months ended March 31, 2024 are set forth below:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as of January 1, 2024	716,452	$8.65
RSUs granted during the three months ended March 31, 2024	161,208	$17.58
RSUs vested during the three months ended March 31, 2024	(297,978)	$(10.74)
RSUs forfeited during the three months ended March 31, 2024	—	—
Balance as of March 31, 2024 (none of which are vested)	579,682	$10.06

The total cost related to non-vested RSU awards expected to be recognized through 2027 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2024(1)	$2,099
2025	1,956
2026	763
2027	102
$4,920
(1)	Nine-month period ending December 31, 2024

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2024 and March 31, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Preferred Stock

On June 17, 2021 and on December 3, 2021, ASC issued 25,000 shares and 15,000 shares respectively of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC.  The liquidation preference of the Series A Preferred Stock is $1,000.00 per share.  The shares of Series A Preferred Stock accrue cumulative dividends, whether or not declared, at an initial annual rate of 8.5% per $1,000.00 of liquidation preference per share, which rate may change based on certain matters. Dividends are payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on ASC’s common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.  The Company may redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share plus any accumulated and unpaid dividends on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share plus any accumulated and unpaid dividends after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share plus any accumulated and unpaid dividends after such fifth anniversary.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of the Company or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group becomes the beneficial owner of a majority of ASC’s total voting power. As it is possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of ASC’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock is classified as temporary equity for accounting purposes. The Company’s obligations to the holder of shares of Series A Preferred Stock are secured by a pledge of the Company’s stake in E1. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.

As part of the issuance of the Series A Preferred Stock to Maritime Partners, the Company granted to Maritime Partners a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which profits interest distributions can only be made after the Company receives a return of its initial investment of $9.3 million.  As the agreement includes a mandatory redemption date for the profits interest that is the tenth anniversary of the date of the agreement, it renders the profits interest as a liability which requires it to be marked to fair value each period with changes in the fair value recorded directly in earnings.  The Company recorded a liability of $1.0 million, which is included in non-current liabilities in the condensed consolidated balance sheet as of March 31, 2024.

7. Subsequent Events

Consistent with the Company’s variable dividend policy, the Board of Directors declared a cash dividend on May 8, 2024, of $0.31 per common share for the quarter ended March 31, 2024. The cash dividend of approximately $12.8 million will be paid on June 14, 2024, to all shareholders of record on May 31, 2024.

In April 2024, the Company took delivery of a previously announced acquisition of a 2017 Korean-built MR product tanker, the Ardmore Gibraltar, for $42.0 million and, in a separate transaction, the Company completed the sale of the 2010-built Ardmore Seafarer for $27.1 million.